
10016224

RECEIVED
2010 AUG 24 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE



WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

June 16, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press releases of **June 16th, 2010** regarding the acquisition of distribution companies in Canada and the introduction of a new touch free product at Car Care World Expo in Las Vegas (**"WashTec continues growth in North America"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitt

p.o. Florian Fitter

dlw 8/24

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Commercial Register Augsburg



RECEIVED
2010 AUG 24 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

WashTec continues growth in North America

- Acquisition of distribution companies in Canada
- New touch free product introduced at Car Care World Expo in Las Vegas

Augsburg, June 16, 2010 – Mark VII Equipment Inc., the US subsidiary of WashTec AG, the leading supplier of innovative solutions for the carwash business worldwide, continues the execution of its growth strategy in North America.

The Wash Tec Group has acquired two sales and service organizations in Canada via asset deals. "*By acquiring these companies headquartered in Alberta and Ontario, we have established the foundation for servicing our Canadian customers throughout the country. Over the next weeks, we will further enhance and integrate the organizations. This way, we will ensure high standards when it comes to installing and servicing car wash equipment, as well as providing our customers with wash chemicals and other offerings for a profitable car wash business*", said Murray Kennedy, CEO of Mark VII Equipment Inc.

In addition, WashTec further expanded its product portfolio in North America. The new TurboJet XT™ overhead-mounted car wash was introduced at the Car Care World Expo in Las Vegas.
This unique product uses Mark VII's turbo technology to provide more cleaning power as well as substantial water savings and lower operating costs compared to other overhead systems.
"*With this overhead unit, we have now completed the range of equipment types for the North American market, as well as successfully combined the experience of our Mark VII engineering team with the technology and know how in Europe. We once again demonstrated that this combination generates products well above the standards of the competition*", said Thorsten Krüger, CEO of the WashTec Group.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg